Anthony DeSimone, Masterworks <adesimone@mwmembers.io> Unsubscribe
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Hi Rebecca,

We're excited to launch our very first Banksy offering of 2024. He's one of the most popular artists on our site by far.

Want to know why? Let's take a look at a few of his stats:

- $217M: Banksy's total painting sales over the last five years.
- 96%: Percentage of the time that a Banksy work is resold for a profit at auction.
- 61.9%: Banksy's record price CAGR from 2003 to 2023.
- 32%: Annualized returns realized from the last unrelated Banksy we sold (Masterworks has exited 21 works with median realized net returns of 14.6%, 17.8%, and 21.5%.)

Invest in the latest Banksy here before it sells out.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Banksy have a record price compound annual growth rate ("CAGR") of 61.9% from November 18, 2003 to December 31, 2023. This calculation is based on (i) a record price of $1,354 on November 18, 2003, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,936,000, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses.

When Masterworks presents the net return of an investment in a sold artwork, "net return" or "IRR" refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website.